Divine Skin, Inc.

1680 Meridian Avenue, Suite 301

Miami Beach, Florida 33139

January 27, 2010

“CORRES”

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:

Divine Skin, Inc.
Registration Statement on Form S-1
File No. 333-163449

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the above captioned Registration Statement become effective at 4:00 p.m., E.D.T. on Friday, January 29, 2010, or as soon thereafter as practicable.

The undersigned acknowledges to the Staff its awareness of its responsibilities under the Securities Exchange Act of 1934, as amended.  Furthermore, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,

Divine Skin, Inc.

By:	/s/ Daniel Khesin
Daniel Khesin
Chief Executive Officer